Takeda Pharmaceutical Company Limited TSE Code: 4502 April 1, 2021 ― September 30, 2021 The 145th (interim period)

Dear Shareholders,

I am pleased to share Takeda's Business Report for the 145th interim period (April 1, 2021 to September 30, 2021).

Takeda's first-half results, announced on October 28, 2021, demonstrated strong progress and conviction in our strategy and our consistent efforts to deliver on our fundamentals. As a result, we confirmed full-year FY2021 guidance and we continue to track toward topline growth and strong core operating profit margins. Our strategic vision to discover and deliver life-transforming treatments is supported by the strength of our leading products and our innovative pipeline. Our growth is driven by our 14 Global Brands, and we expect that our brands will remain our primary growth driver for the coming years. Our ambitious pipeline is starting to deliver results, including the recent U.S. FDA approval of EXKIVITY. We have a highly innovative pipeline of approximately 40 clinical stage assets diversified across four core therapeutic areas, and while there have been setbacks with TAK-994 and pevonedistat, we have confidence in the potential of the pipeline to transform patients' lives and our business over the long-term.

We believe that the combination of these growth drivers will continue to propel our business forward and help to ensure our future growth is resilient, for not just the next quarter, but the next decade.

The announcement on October 28 of our new share buyback program further demonstrates our confidence in our business strategy and our commitment to delivering shareholder value.

We appreciate your continued trust and support as we build long-term value for our shareholders and move closer toward realizing our vision to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet.

Best wishes,

Christophe Weber

Representative Director, President & CEO

About EXKIVITY (mobocertinib)

EXKIVITY is a first-in-class, oral tyrosine kinase inhibitor (TKI) specifically designed to selectively target epidermal growth factor receptor (EGFR) Exon20 insertion mutations. EXKIVITY is approved in the U.S. for the treatment of adult patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) with EGFR Exon 20 insertion mutations as detected by an FDA-approved test, whose disease has progressed on or after platinum-based chemotherapy. Results from the Phase 1/2 trial of mobocertinib have also been accepted for review by the Center for Drug Evaluation (CDE) in China for locally advanced or metastatic NSCLC patients with EGFR Exon20 insertion mutations who have been previously treated with at least one prior systemic chemotherapy. For more information about EXKIVITY, visit www.EXKIVITY.com. For Prescribing Information, including the Boxed Warning, please visit https://takeda.info/Exkivity-Prescribing-Information.

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Financial Highlights

1. Business Performance

Consolidated Financial Results (April 1 to September 30, 2021)

Billion JPY or percentage

	FY2020 H1	FY2021 H1	Change versus the same period of the previous fiscal year	
Revenue	1,590.8	1,794.4	203.6	12.8 %
Cost of sales	(487.7)	(517.1)	(29.3)	6.0 %
Selling, general and administrative expenses	(418.6)	(431.9)	(13.2)	3.2 %
Research and development expenses	(225.0)	(254.1)	(29.1)	12.9 %
Amortization and impairment losses on intangible assets associated with products	(208.1)	(205.5)	2.6	(1.2)%
Other operating income	69.5	19.5	(49.9)	(71.9)%
Other operating expenses	(105.2)	(59.4)	45.8	(43.5)%
Operating profit	215.6	346.0	130.4	60.5%
Finance income and (expenses), net	(81.1)	(58.0)	23.1	(28.4)%
Share of loss of investments accounted for using the equity method	(8.9)	(3.5)	5.4	(60.5)%
Profit before tax	125.6	284.4	158.9	126.5 %
Income tax expenses	(39.0)	(100.7)	(61.7)	158.4 %
Net profit for the period	86.6	183.7	97.1	112.2 %

Message from CEO
Financial Highlights
Condensed Interim Consolidated Financial Statements[IFRS]
Feature

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Revenue Revenue for the six-month period ended September 30, 2021 was 1,794.4 billion JPY, an increase of 203.6 billion JPY, or 12.8%, compared to the same period of the previous fiscal year. Excluding the impact from fluctuations in foreign exchange rates, which was calculated by translating revenue of the six-month period ended September 30, 2021 using corresponding exchange rates in the same period of the previous fiscal year, the increase in revenue was 8.7%. In April 2021, Takeda completed the sale of a portfolio of diabetes products in Japan to Teijin Pharma Limited for 133.0 billion JPY, which was recorded as revenue and accounted for 8.4 percentage points (“pp”) of the increase in revenue. Excluding this selling price from revenue for the six-month period ended September 30, 2021, the increase was 4.4%. Each of our core therapeutic areas (i.e. Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”) Immunology, Oncology, and Neuroscience) contributed to positive revenue growth; however, Rare Diseases would have declined if not for the positive impact of the depreciation of the yen. Intensified competition impacted some products in this area, especially treatments for Rare Hematology. Overall, the global spread of COVID-19 did not have a material effect on our revenue for the six-month period ended September 30, 2021. Revenue outside of our core therapeutic areas increased by 68.0 billion JPY, or 23.3%, compared to the same period of the previous fiscal year to 359.8 billion JPY, largely due to the 133.0 billion JPY selling price of the diabetes portfolio in Japan, offsetting the impact from divestitures. Year-on-year change in revenue for this six-month period in each of our main therapeutic areas was primarily attributable to the following products: Gastroenterology (GI) In Gastroenterology, revenue was 429.1 billion JPY, a year-on-year increase of 49.3 billion JPY, or 13.0%. Growth was driven by Takeda’s top-selling product ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)), with sales of 255.9 billion JPY, a year-on-year increase of 48.9 billion JPY, or 23.6%. Sales in the U.S. increased by 28.2 billion JPY, or 19.7%, to 171.3 billion JPY and sales in Europe and Canada increased by 15.1 billion JPY, or 29.3%, to 66.6 billion JPY, due to an increase in demand. In the Growth and Emerging Markets, the increase in sales was primarily driven by Brazil and China. Sales of TAKECAB (for acid-related diseases) were 49.1 billion JPY, an increase of 9.2 billion JPY, or 22.9%, versus the same period of the previous fiscal year. This increase was mainly driven by the expansion of new prescriptions in the Japanese market due to TAKECAB’s efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of GATTEX/REVESTIVE (for short bowel syndrome) were 36.8 billion JPY, an increase of 3.6 billion JPY, or 10.9%. In August 2021, REVESTIVE was launched as the first therapy to treat this disease in Japan. Sales of AMITIZA (for chronic constipation) decreased by 8.5 billion JPY, or 68.6%, to 3.9 billion JPY, due to generic entrants in the U.S. in January 2021. Rare Diseases In Rare Diseases, revenue was 300.1 billion JPY, a year-on-year increase of 4.7 billion JPY, or 1.6%. Revenue in Rare Metabolic increased by 4.6 billion JPY, or 5.8%, compared to the same period of the Financial Highlights 3 previous fiscal year to 84.2 billion JPY. Sales of enzyme replacement therapies VPRIV (for Gaucher disease), REPLAGAL (for Fabry disease) and ELAPRASE (for Hunter syndrome) increased primarily in Europe and Growth and Emerging Markets. Revenue in Rare Hematology decreased by 1.2 billion JPY, or 0.9%, to 141.6 billion JPY. Sales of ADVATE decreased by 2.1 billion JPY, or 3.3%, to 61.3 billion JPY. Sales of ADYNOVATE increased by 0.5 billion JPY, or 1.6%, to 30.0 billion JPY, helped by the positive impact of the depreciation of the yen. Both products were impacted by the competitive landscape in the hemophilia A non-inhibitors market in the U.S. FEIBA sales decreased by 0.4 billion JPY, or 1.9%, to 20.2 billion JPY. Revenue in Hereditary Angioedema (“HAE”) was 74.3 billion JPY, a year-on-year increase of 1.3 billion JPY, or 1.8%. Sales of TAKHZYRO were 47.5 billion JPY, an increase of 3.8 billion JPY, or 8.7%, versus the same period of the previous fiscal year primarily due to new launches including prefilled syringe administration in Europe. Sales of FIRAZYR decreased by 0.8 billion JPY, or 5.3%, to 14.3 billion JPY, primarily due to the continued impact of generic entrants in the U.S. Plasma-Derived Therapies (PDT) Immunology In Plasma-Derived Therapies Immunology, revenue increased by 32.1 billion JPY, or 15.6%, compared to the same period of the previous fiscal year to 238.0 billion JPY. Aggregate sales of immunoglobulin products were 181.3 billion JPY, an increase of 18.7 billion JPY, or 11.5%, compared to the same period of the previous fiscal year. In particular, sales of GAMMAGARD LIQUID (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)) increased due to higher demand versus the same period of the previous fiscal year. In addition, CUVITRU, a SCIG (subcutaneous immunoglobulin) therapy continued to mark double digit growth. Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 41.7 billion JPY, an increase of 13.2 billion JPY, or 46.1%, versus the same period of the previous fiscal year driven by higher China sales following the resolution of the supply interruption which impacted HUMAN ALBUMIN for release in China in the second half of the previous fiscal year. Oncology In Oncology, revenue was 233.7 billion JPY, a year-on-year increase of 23.7 billion JPY, or 11.3%. Sales of VELCADE (for multiple myeloma) increased by 5.1 billion JPY, or 10.2% versus the same period of the previous fiscal year to 55.1 billion JPY. While royalty income outside the U.S. decreased due to continued generic erosion, sales in the U.S. increased by 5.9 billion JPY, or 12.3%, versus the same period of the previous fiscal year. This reflects a rebound in demand after lower sales in the previous fiscal year, particularly in the first quarter, when prescribers favored orally administered products over infusions or injections early in the COVID-19 pandemic. In addition, increased use of VELCADE as part of initial treatment for new patients contributed to the growth this year in the U.S. Sales of NINLARO (for multiple myeloma) were 45.8 billion JPY, an increase of 1.4 billion JPY, or 3.3%, versus the same period of the previous fiscal year. In the U.S., NINLARO’s profile as an effective oral treatment led to a temporary increase in demand early in the COVID-19 pandemic in 2020 because its oral administration facilitated treatment in the at-home setting. This benefit has been less impactful in the U.S. this year; however, there have been strong demand increases in other M es sa g e fr o m C E O F in an ci al H ig hl ig ht s Co nd en se d In te rim C on so lid at ed Fi na nc ia l S ta te m en ts [IF RS ] F ea tu re 4

Financial Highlights

countries, particularly in China. Sales of LEUPLIN/ENANTONE (generic name: leuprorelin) (for endometriosis, uterine fibroids, premenopausal breast cancer, prostatic cancer, etc.), an off-patented product, increased by 4.0 billion JPY, or 8.0%, versus the same period of the previous fiscal year to 53.9 billion JPY mainly driven by an increased supply in the U.S. which was partially offset by a decrease in Japan due to generic erosion and competition. Sales of ADCETRIS (for malignant lymphomas) increased by 3.6 billion JPY, or 11.7% versus the same period of the previous fiscal year to 34.1 billion JPY, led by strong growth in sales in the Growth and Emerging Markets, particularly in China where it was approved in May 2020. Sales of ALUNBRIG (for non-small cell lung cancer) were 6.2 billion JPY, an increase of 2.0 billion JPY, or 46.2% due to new launches and market penetration in Europe and Growth and Emerging Markets.

- *Neuroscience*

In Neuroscience, revenue was 233.7 billion JPY, a year-on-year increase of 25.9 billion JPY, or 12.5%. Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder ("ADHD")) were 159.3 billion JPY, an increase of 26.7 billion JPY, or 20.1%, versus the same period of the previous fiscal year. VYVANSE/ELVANSE has been negatively affected by COVID-19 during the course of the pandemic, most notably during periods when stay-at-home restrictions have been in place reducing patient visits, subsequent diagnoses and creating temporary discontinuation of medication. The trend has been fluctuating throughout 2020 and into 2021; however, there has been a positive impact from increasing prescriptions versus the same period of the previous fiscal year. Sales of TRINTELLIX (for major depressive disorder ("MDD")) were 40.0 billion JPY, an increase of 5.1 billion JPY, or 14.6%, versus the same period of the previous fiscal year, primarily due to increasing prescriptions in the U.S. and in Japan. The increase of these products was partially offset by the decrease of other neuroscience products such as REMINYL (for Alzheimer's disease), attributable to the continued impact of competition from generic products.

Revenue by Geographic Region:

Billion JPY; percentages are portion of total revenue

Revenue:	FY2020 H1		FY2021 H1	
Japan[*1]	282.4	17.8%	390.9	21.8%
United States	786.1	49.4%	838.4	46.7%
Europe and Canada	327.2	20.6%	354.0	19.7%
Asia (excluding Japan)	78.3	4.9%	89.7	5.0%
Latin America	59.0	3.7%	61.4	3.4%
Russia/CIS	21.7	1.4%	25.1	1.4%
Other[*2]	36.2	2.3%	35.0	2.0%
Total	1,590.8	100.0%	1,794.4	100.0%

*1 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the six-month period ended September 30, 2021.
*2 Other includes the Middle East, Oceania and Africa.

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Cost of Sales Cost of Sales increased by 29.3 billion JPY, or 6.0%, to 517.1 billion JPY. The increase was primarily due to the depreciation of the yen and a sales increase of the products with higher cost of sales ratio as compared to same period of the previous fiscal year. The increase was partially offset by a 28.4 billion JPY decrease in non-cash charges related to the unwind of the fair value step up on acquired inventory recognized in connection with the acquisition of Shire plc. The Cost of Sales Ratio decreased by 1.8pp compared to the same period of the previous fiscal year to 28.8%. The main reason for the decrease in the Cost of Sales Ratio was the effect of the sale of a portfolio of diabetes products in Japan with the selling price of 133.0 billion JPY being recorded in revenue. Selling, General and Administrative (SG&A) expenses SG&A expenses increased by 13.2 billion JPY, or 3.2%, to 431.9 billion JPY compared to the same period of the previous fiscal year, mainly due to the impact from the depreciation of the yen in the current period. Research and Development (R&D) expenses R&D expenses increased by 29.1 billion JPY, or 12.9%, to 254.1 billion JPY compared to the same period of the previous fiscal year, mainly due to further investment in prioritized new molecular entities as well as the impact from the depreciation of the yen in the current period. Amortization and Impairment Losses on Intangible Assets Associated with Products Amortization and Impairment Losses on Intangible Assets Associated with Products decreased by 2.6 billion JPY, or 1.2%, to 205.5 billion JPY compared to the same period of the previous fiscal year. Other Operating Income Other Operating Income was 19.5 billion JPY, a decrease of 49.9 billion JPY, or 71.9%, compared to the same period of the previous fiscal year, mainly driven by a 60.2 billion JPY revaluation gain recorded in the same period of the previous fiscal year triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights (“SHP647”), to reflect management’s decision to terminate the clinical trial program following the European Commission’s decision in May 2020 to release Takeda’s obligation to divest SHP647. This decrease was partially offset by a 8.4 billion JPY change in fair value of financial assets and liabilities associated with contingent consideration arrangements recognized in the current period. Other Operating Expenses Other Operating Expenses were 59.4 billion JPY, a decrease of 45.8 billion JPY, or 43.5%, compared to the same period of the previous fiscal year. This is mainly attributable to a 26.0 billion JPY decrease in restructuring expenses mainly attributable to lower Shire integration costs. There was also an 18.6 billion JPY loss recognized in the same period of the previous year from changes in the fair value of financial assets associated with contingent consideration arrangements from the divestment of XIIDRA. M es sa g e fr o m C E O F in an ci al H ig hl ig ht s Co nd en se d In te rim C on so lid at ed Fi na nc ia l S ta te m en ts [IF RS ] F ea tu re 6

Operating Profit As a result of the above factors, Operating Profit increased by 130.4 billion JPY, or 60.5% compared to the same period of the previous fiscal year to 346.0 billion JPY. Net Finance Expenses Net Finance Expenses were 58.0 billion JPY in the current period, a decrease of 23.1 billion JPY compared to the same period of the previous fiscal year. The decrease is mainly due to a gain on prior equity method investments related to the acquisition of Maverick Therapeutics, Inc. in April 2021 and a decrease in interest expense primarily driven by reduction in outstanding balances of bond and loans. Share of Loss of Investments Accounted for Using the Equity Method Share of Loss of Investments Accounted for Using the Equity Method was 3.5 billion JPY, a decrease of 5.4 billion JPY compared to the same period of the previous fiscal year. This was mainly due to Takeda’s shareholding ratio of impairment loss recognized by Teva Takeda Pharma Ltd. for the same period of the previous fiscal year resulting from the reassessment of the recoverable amount of relevant assets triggered by the decision to divest a part of its generics business and a manufacturing plant. Income Tax Expenses Income Tax Expenses were 100.7 billion JPY, an increase of 61.7 billion JPY compared to the same period of the previous year. This increase was primarily due to a tax charge of 63.7 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014 as well as higher pretax earnings in the current period. These increases were partially offset by the tax benefits from internal entity restructuring transactions in the current period. Net Profit for the Period Net Profit for the Period increased by 97.1 billion JPY, or 112.2%, compared to the same period of the previous fiscal year to 183.7 billion JPY. Financial Highlights 7

Underlying Results (April 1 to September 30, 2021)

Definition of Core and Underlying Growth

Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis using a full year plan rate and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented.

Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core EPS (as defined below), divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda's core operations.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda's core operations, such as non-recurring items, purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda's ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.

Message from CEO
Financial Highlights
Condensed Interim Consolidated Financial Statements[IFRS]
Feature

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Underlying Revenue Growth Underlying Revenue Growth was 6.8% compared to the same six-month period of the previous fiscal year. Underlying revenue attributable to Takeda’s 14 global brands* grew by 11.4%, which constitute approximately 42% of the total Underlying revenue, led by ENTYVIO, HUMAN ALBUMIN/FLEXBUMIN and GAMMAGARD LIQUID/KIOVIG. Financial Highlights Underlying Revenue Growth by Therapeutic Area FY2021 H1 GI + 8.3% Rare Diseases - 2.2% Rare Metabolic + 2.1% Rare Hematology - 4.6% Hereditary Angioedema - 1.9% PDT Immunology + 11.1% Oncology + 7.8% Neuroscience + 9.1% Other + 9.7% Total + 6.8% (Note) Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures. Please refer to 1. Business Performance, Consolidated Financial Results (April 1 to September 30, 2021), for the revenue of each core therapeutic areas and sales of major products before underlying adjustments. *Takeda’s 14 global brands GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL Rare Diseases: NATPARA/NATPAR, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, HUMAN ALUBUMIN/FLEXBUMIN Oncology: NINLARO, ALUNBRIG FY2021 H1 Underlying Revenue Growth + 6.8% Underlying Core Operating Profit Growth + 6.4% Underlying Core Operating Profit Margin 29.1% Underlying Core EPS Growth + 9.1% Underlying Results 9

The impact of major non-recurring items and divestitures excluded to calculate Underlying Revenue:

- Revenue of select over-the-counter and non-core products in Asia Pacific is excluded from the same period of the previous fiscal year as the divestiture was completed in November 2020.
- Revenue of select non-core prescription pharmaceutical products predominantly in Europe is excluded from the same period of the previous fiscal year as the divestiture was completed in December 2020.
- Revenue of select over-the-counter and non-core products in Latin America is excluded from the same period of the previous fiscal year as the divestiture was completed in January 2021.
- Net sales from TACHOSIL, a surgical patch, are excluded from the same period of the previous fiscal year as the divestiture was completed in January 2021.
- Revenue of select over-the-counter and non-core products predominantly in Europe is excluded from the same period of the previous fiscal year as the divestiture was completed in March 2021.
- Revenue of the former subsidiary, Takeda Consumer Healthcare Company Limited is excluded from the same period of the previous fiscal year as the divestiture was completed in March 2021.
- Net sales from a portfolio of diabetes products in Japan (NESINA, LIOVEL, INISYNC and ZAFATEK) are excluded from the same period of the previous fiscal year as the divestiture was completed at the beginning of April 2021. In addition, the non-recurring item of the 133.0 billion JPY selling price as the result of the completion of the divestiture is excluded from the current period.
- Revenue of select non-core prescription pharmaceutical products in China is excluded from both the current period and the same period of the previous fiscal year as the divestiture was publicly announced and had been expected to complete within the first half of the current fiscal year. It is now expected to complete in the second half of the current fiscal year.

Underlying Core Operating Profit Growth

Underlying Core Operating Profit Growth was 6.4% over the same six-month period of the previous fiscal year, attributable to Underlying Revenue Growth.
Core Operating Profit for the current period, which excludes items unrelated to Takeda's core operations such as the sale of a portfolio of diabetes products in Japan, was 485.7 billion JPY.

Underlying Core Operating Profit Margin

Underlying Core Operating Profit Margin for the current period was 29.1%.

Underlying Core EPS Growth

Underlying Core EPS Growth for the current period was 9.1%.

Message from CEO
Financial Highlights
Condensed Interim Consolidated Financial Statements[IFRS]
Feature

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Financial Highlights

2. Outlook for the Fiscal Year Ending March 31, 2022

The full year consolidated reported forecast for the fiscal year ending March 31, 2022 (FY2021) has been revised from the previous forecast (announced on July 30, 2021), reflecting a tax charge arising from a tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014.
For the details, please refer to the press release, "Takeda Receives Decision by the Irish Tax Appeals Commission Relating to Tax Assessment on Break Fee Shire Received from AbbVie", announced on August 2, 2021.

Full Year Reported Forecast for the Fiscal Year Ending March 31, 2022 (FY2021)

Billion JPY or percentage

	Previous Forecast (July 30, 2021)	Revised Forecast (October 28, 2021)	vs. Previous Forecast	
Revenue	3,370.0	3,370.0	–	– %
Operating profit	488.0	488.0	–	– %
Profit before tax	352.0	352.0	–	– %
Net profit for the year (attributable to owners of the Company)	250.0	184.3	(65.7)	(26.3)%
EPS (JPY)	159.91	117.35	(42.56)	(26.6)%
Core Operating Profit	930.0	930.0	–	– %
Core EPS (JPY)	394	394	–	– %

Net profit for the year attributable to owners of the Company has been decreased by 65.7 billion JPY, or 26.3%, to 184.3 billion JPY. This reflects an estimated full year impact of the aforementioned tax charge, including interest expected to be accrued through March 31, 2022.
The forecast for EPS has been decreased by 42.56 JPY, or 26.6%, to 117.35 JPY. Core EPS remains unchanged as the tax charge is adjusted to be excluded from the Core financial results as a non-recurring item unrelated to Takeda's ongoing operations.

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Major Assumptions Used in Preparing the FY2021 Revised Reported Forecast

There are no changes in the major assumptions.

Billion JPY or percentage

	Previous Forecast (July 30, 2021)	Revised Forecast (October 28, 2021)
FX rates	1 USD = 108 JPY 1 Euro = 131 JPY 1 RUB = 1.4 JPY 1 BRL = 19.9 JPY 1 CNY = 16.8 JPY	1 USD = 108 JPY 1 Euro = 131 JPY 1 RUB = 1.4 JPY 1 BRL = 19.9 JPY 1 CNY = 16.8 JPY
R&D expenses	(522.0)	(522.0)
Amortization of intangible assets associated with products	(406.0)	(406.0)
Of which Shire acquisition related	(328.0)	(328.0)
Impairment of intangible assets associated with products	(50.0)	(50.0)
Other operating income	23.0	23.0
Other operating expenses	(100.0)	(100.0)
Japan diabetes portfolio divestiture gain	130.0	130.0
Other Core Operating Profit adjustments	(39.0)	(39.0)
Of which Shire acquisition related to unwind of inventories step-up	(31.1)	(31.1)
Finance income and (expenses), net	(130.0)	(130.0)
Free cash flow (including announced divestitures)	600.0 - 700.0	600.0 - 700.0
Capital expenditures (cash flow base)	(210.0 - 260.0)	(210.0 - 260.0)
Depreciation and amortization (excluding intangible assets associated with products)	(150.0)	(150.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	Mid-teen%	Mid-teen%

Management Guidance*

The management guidance for the fiscal year ending March 31, 2022 (FY2021) has not been changed from the previous guidance (announced on July 30, 2021). The tax charge arising from a tax assessment involving Irish taxation is adjusted to be excluded from the Core financial results as a non-recurring item unrelated to Takeda's ongoing operations, and therefore, it does not impact the Underlying financial results.

	Guidance as of July 30, 2021	Guidance as of October 28, 2021
Underlying Revenue Growth	Mid-single-digit growth	Mid-single-digit growth
Underlying Core Operating Profit Growth	Mid-single-digit growth	Mid-single-digit growth
Underlying Core Operating Profit Margin	~30% margin	~30% margin
Underlying Core EPS Growth	Mid-single-digit growth	Mid-single-digit growth

* Please refer to Underlying Results (April 1 to September 30, 2021), Definition of Core and Underlying Growth, on page 8.

Message from CEO
Financial Highlights
Condensed Interim Consolidated Financial Statements[IFRS]
Feature

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Other Assumptions Used in Preparing the FY2021 Reported Forecast and the Management Guidance To date, Takeda has not experienced a material effect on its financial results as a result of the global spread of the novel coronavirus infectious disease (COVID-19). Based on currently available information, Takeda believes that its financial results for FY2021 will not be materially affected by COVID-19 and, accordingly, Takeda’s FY2021 forecast reflects this belief. However, the situation surrounding COVID-19 remains highly fluid, and future COVID-19-related developments in FY2021, including new or additional COVID-19 outbreaks and additional or extended lockdowns, shelter-in-place orders or other government action in major markets, could result in further or more serious disruptions to Takeda’s business, such as slowdowns in demand for Takeda’s products, supply chain related issues or significant delays in its clinical trial programs. These events, if they occur, could result in an additional impact on Takeda’s business, results of operations or financial condition, as well as result in significant deviations from Takeda’s FY2021 forecast. Takeda expects at least one 505(b)2 competitor for subcutaneous VELCADE to launch in the U.S. around mid FY2021. Takeda does not expect to restart sales of NATPARA in the U.S. market in FY2021. The forecast and the guidance do not include the impact of any potential further divestitures beyond what has already been disclosed by Takeda. Financial Highlights Takeda maintains its annual dividend policy of 180 JPY per share. For the six-month period ended September 30, 2021, Takeda’s Board of Directors approved the payment of an interim dividend of 90 JPY per share. The dividend will be paid on December 1, 2021. 3. Interim Dividend for Fiscal 2021 13

Condensed Interim Consolidated Financial Statements [IFRS]

Condensed Interim Consolidated Statements of Profit or Loss

JPY (millions, except per share data)

	Six-month Period Ended September 30, 2020	Six-month Period Ended September 30, 2021
Revenue	1,590,785	1,794,423
Cost of sales	(487,720)	(517,061)
Selling, general and administrative expenses	(418,631)	(431,854)
Research and development expenses	(224,978)	(254,081)
Amortization and impairment losses on intangible assets associated with products	(208,097)	(205,545)
Other operating income	69,463	19,535
Other operating expenses	(105,234)	(59,438)
Operating profit	215,588	345,979
Finance income	29,628	46,912
Finance expenses	(110,720)	(104,940)
Share of loss of investments accounted for using the equity method	(8,935)	(3,525)
Profit before tax	125,561	284,425
Income tax expenses	(38,972)	(100,704)
Net profit for the period	86,589	183,721
Attributable to:		
Owners of the Company	86,548	183,648
Non-controlling interests	41	73
Net profit for the period	86,589	183,721
Earnings per share (JPY)		
Basic earnings per share	55.45	117.08
Diluted earnings per share	55.13	116.40

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14

Condensed Interim Consolidated Financial Statements [IFRS] Six-month Period Ended September 30, 2020 2021 Net profit for the period 86,589 183,721 Other comprehensive income (loss) Items that will not be reclassified to profit or loss: Changes in fair value of financial assets measured at fair value through other comprehensive income 31,352 4,269 Remeasurement of defined benefit pension plans (2,759) (1,702) 28,593 2,568 Items that may be reclassified subsequently to profit or loss: Exchange differences on translation of foreign operations (31,403) 66,700 Cash flow hedges (5,889) 11,553 Hedging cost (13,544) 5,785 Share of other comprehensive income (loss) of investments accounted for using the equity method 97 (37) (50,739) 84,000 Other comprehensive income (loss) for the period, net of tax (22,146) 86,568 Total comprehensive income for the period 64,443 270,288 Attributable to: Owners of the Company 64,272 270,198 Non-controlling interests 171 90 Total comprehensive income for the period 64,443 270,288 Condensed Interim Consolidated Statements of Comprehensive Income JPY (millions) 15

Condensed Interim Consolidated Statements of Financial Position

JPY (millions)

	As of March 31, 2021	As of September 30, 2021
ASSETS		
Non-current assets:		
Property, plant and equipment	1,453,917	1,459,919
Goodwill	4,033,917	4,078,369
Intangible assets	3,909,106	3,783,677
Investments accounted for using the equity method	112,468	115,247
Other financial assets	235,882	236,844
Other non-current assets	100,341	94,289
Deferred tax assets	353,769	335,575
Total non-current assets	10,199,400	10,103,919
Current assets:		
Inventories	753,881	783,476
Trade and other receivables	783,091	843,625
Other financial assets	36,598	25,742
Income taxes receivable	29,623	43,670
Other current assets	122,789	131,842
Cash and cash equivalents	966,222	607,881
Assets held for sale	20,689	20,118
Total current assets	2,712,893	2,456,353
Total assets	12,912,293	12,560,273

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Condensed Interim Consolidated Financial Statements [IFRS] As of March 31, 2021 As of September 30, 2021 LIABILITIES AND EQUITY LIABILITIES Non-current liabilities: Bonds and loans 4,613,218 4,016,473 Other financial liabilities 517,677 464,505 Net defined benefit liabilities 158,857 164,638 Income taxes payable 33,690 29,393 Provisions 38,748 35,581 Other non-current liabilities 56,898 59,226 Deferred tax liabilities 542,852 547,345 Total non-current liabilities 5,961,940 5,317,162 Current liabilities: Bonds and loans 22,153 214,886 Trade and other payables 343,838 336,600 Other financial liabilities 248,053 247,558 Income taxes payable 145,203 188,065 Provisions 471,278 415,076 Other current liabilities 542,651 516,565 Total current liabilities 1,773,176 1,918,750 Total liabilities 7,735,116 7,235,912 EQUITY Share capital 1,668,145 1,676,263 Share premium 1,688,424 1,686,493 Treasury shares (59,552) (41,037) Retained earnings 1,509,906 1,551,150 Other components of equity 366,114 451,066 Equity attributable to owners of the company 5,173,037 5,323,935 Non-controlling interests 4,140 426 Total equity 5,177,177 5,324,361 Total liabilities and equity 12,912,293 12,560,273 Condensed Interim Consolidated Statements of Financial Position JPY (millions) 17

Condensed Interim Consolidated Financial Statements [IFRS] Important Notice For the purposes of this notice, “report” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This report (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this report. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This report is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this report, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners. Forward-Looking Statements This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https:// www.takeda.com/investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results. Certain Non-IFRS Financial Measures This report includes certain non-IFRS financial measures and targets. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures. Further information on certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website at https://www. takeda.com/investors/financial-results/. Medical information This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development. Financial information Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). M es sa g e fr o m C E O F in an ci al H ig hl ig ht s Co nd en se d In te rim C on so lid at ed Fi na nc ia l S ta te m en ts [IF RS ] F ea tu re 18 See the detail of the quick report here

Takeda was founded by Chobei Takeda in 1781, in Edo- period Japan, with the intention of sourcing and dealing in only the highest-quality medicines. Over the course of our long history, we have cultivated and been guided by the values of Takedaism—fairness, honesty, and perseverance— which Chobei established. Today, we are committed to providing sustainable value to society and to fulfilling our purpose of providing “Better Health for People, Brighter Future for the World.” To mark the 240th anniversary of Takeda’s founding, we have initiated a range of corporate branding activities in Japan that are intended to raise awareness of the Company’s continued commitment to both our heritage and our future. Among other activities, Takeda is launching a campaign website, airing television commercials, and participating in a number of events, to express appreciation to all our stakeholders and to raise awareness of the Company’s values among people who are not already familiar with Takeda. The slogan for the campaign (directly translated into English) is “Takeda, Serves the World—Innovatively. With Our Values.” It expresses Takeda’s commitment to doing all we can for patients, wherever in the world they may be. It also serves as a motto for our employees—encouraging each other and growing together. The subtitle, “Innovatively. With Our Values.” represents Takeda position as an R&D-driven company, as well as the values we have always embraced and which define Takeda as a global company with roots in Japan. The campaign website launched at the beginning of November and will contain an expanding amount of new content. The television commercials will begin airing on December 1 and will be accompanied by a nationwide digital and print (newspaper) advertising campaign. We are also getting feedback from employees, through internal focus groups, in order to make these activities more meaningful, increase their appeal and allow them to reach a wider audience. Stay tuned for future updates on our anniversary activities and how we are continuing to innovate. Shooting the TV commercial Members of employee focus group The 240 campaign slogan in Japanese Feature 19 A new corporate campaign highlighting Takeda’s 240 years of history Visit the new website (only available in Japanese)

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This report outlines Takeda's FY2020 business performance, including our financial and non-financial results and highlights Takeda's common purpose – "Better Health for People, Brighter Future for the World" – through stories that define who we are as a Company, why we exist and how we will contribute to society and help to meet the needs of patients worldwide. Finally, the report outlines Takeda's efforts to create long-term societal value while preparing the business for the future.


Takeda
2021 ANNUAL INTEGRATED REPORT
TIMELESS VALUES
LIFE-CHANGING PROGRESS

20

Guidance Notes on the Website https://www.takeda.com/ Takeda Search The information regarding Takeda Pharmaceutical Company Limited is available at the website above. Details of our research & development activities and results as well as other information are also available on the website. Memo for Shareholders Fiscal year April 1 each year to March 31 of the following year Ordinary general meeting of shareholders June each year Reference dates Ordinary General Meeting of Shareholders Term-end dividend Interim dividend March 31 each year March 31 each year September 30 each year Number of shares per share unit 100 shares Transfer agent and administrator of the special account inquiries 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo Mitsubishi UFJ Trust and Banking Corporation Osaka Corporate Agency Division 6-3, Fushimimachi 3-chome, Chuo-ku, Osaka 541-8502 0120-094-777 (toll-free number) Methods used for public notices Electronic public notice Public notices are published on the website: https://www.takeda.com/jp/ investors/public-notice/ However, if the Company is unable to make public notices by electronic means due to breakdown or other unavoidable reason, public notices will be published in the Nihon Keizai Shimbun.